Exhibit 3

CERTIFICATE OF AMENDMENT

TO

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PROCESSA PHARMACEUTICALS, INC.

(a Delaware corporation)

Processa Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Fourth Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 27, 2017, as amended on October 23, 2017, as amended on August 12, 2019, and as amended on December 23, 2019 (the “Certificate of Incorporation”).

2. The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the DGCL setting forth a proposed amendment to the Certificate of Incorporation and declaring said amendment to be advisable. The Certificate of Amendment amends the Certificate of Incorporation as follows:

The FOURTH paragraph of the Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 30,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”) and (ii) 1,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1.	General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors upon any issuance of the Preferred Stock of any series.

2.	Voting. The holders of the Common Stock shall have voting rights at all meetings of stockholders, each such holder being entitled to one vote for each share thereof held by such holder; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (which, as used herein, shall mean the certificate of incorporation of the Corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation. There shall be no cumulative voting.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of share thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

3.	Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend or other rights of any then outstanding Preferred Stock.

4.	Liquidation. Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential or other rights of any then outstanding Preferred Stock.

B. PREFERRED STOCK

Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation as hereinafter provided. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting, a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the General Corporation Law of the State of Delaware, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, as to the full extent now or hereafter permitted by the General Corporation Law of the State of Delaware. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

3. The requisite stockholders of the Corporation have duly approved this Certificate of Amendment in accordance with Section 242 of the DGCL.

4. This Certificate of Amendment shall be effective at 5:00 p.m. Eastern Time on June 25, 2020.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed as of the date set forth below.

Dated: June 25, 2020	PROCESSA PHARMACEUTICALS, INC.

	By:	/s/ James Stanker
	Name:	James Stanker
	Title:	Chief Financial Officer